Second Quarter 2010 Results

MAXCOM REPORTS RESULTS FOR THE SECOND QUARTER OF 2010

Mexico City, July 27, 2010. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended June 30, 2010.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos. Numbers may vary due to rounding.

Results | Second Quarter 2010

Financial Summary:

	2Q10	2Q09	D%	6M10	6M09	D%
Million Pesos
Revenues	655	645	2%	1,291	1,282	1%
EBITDA	162	161	0%	321	312	3%
EBITDA Margin	25%	25%		25%	24%
Adj. EBITDA	164	162	1%	323	314	3%
Adj. EBITDA Margin	25%	25%		25%	24%
Net Income	(74)	(64)	N.A.	(131)	(179)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 15% to 556,994 in 2Q10 compared to the same period last year. The Company recorded RGU net additions of 19,720 during the quarter.
•	Total company customer base increased by 13% to reach 244,761 customers.
•
When compared to the same period last year, voice RGUs (formerly voice lines in service) increased by 7% to reach 386,190. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.

•	Data residential RGUs increased by 68% to 74,865 in comparison to 44,439 in 2Q09.
•	The number of coin operated public phones totaled 41,334 an increase of 2% in comparison to those in 2Q09.
•	The total mobile RGU base totaled 46,449 units which is 15% less than the number registered in 2Q09.
•	Pay TV number of RGUs reached 46,086 units, doubling the number registered in 2Q09.
•	Residential RGU per customer increased from 1.6 in 2Q09 to 1.7 in 2Q10.
•	Commercial RGU per customer increased from 16.8 in 2Q09 to 18.4 in 2Q10.

Second Quarter 2010 Results

Operating Results

	2Q10	2Q09	D%
Residential Customers	240,444	211,221	14%
Voice	235,326	204,606	15%
Data	71,482	39,945	79%
Mobile	38,979	47,424	(18)%
TV	46,086	22,354	106%

Residential RGUs	410,110	341,041	20%
Voice	242,919	220,104	10%
Data	74,865	44,439	68%
Mobile	46,240	54,144	(15)%
TV	46,086	22,354	106%
RGU per Residential Customer	1.7	1.6

Commercial Customers	4,271	4,800	(11)%
Voice	3,982	4,511	(12)%
Data	1,496	1,394	7%
Mobile	36	57	(37)%
Other	197	187	5%

Commercial RGUs	78,385	80,544	(3)%
Voice	74,772	76,536	(2)%
Data	2,938	2,932	0%
Mobile	209	611	(66)%
Other	466	465	0%
RGU per Commercial Customer	18.4	16.8

Public Telephony RGUs	41,334	40,328	2%

Wholesale RGUs	27,165	24,000	13%

Total RGUs	556,994	485,913	15%

Voice RGUs (voice lines in service)	386,190	360,968	7%
Total Number of Customers	244,761	216,063	13%

Revenues

Maxcom total revenues for the second quarter of 2010 were Ps.655 million, an increase of 2% over revenues of Ps.645 million recorded in the second quarter of 2009. The following table is a breakdown of the sources of revenue for the Company.

	2Q10		Weight %	2Q09		Weight %	D%
Residential	Ps.	256	39%	Ps.	230	36%	11%
Commercial		180	28%		208	32%	(13)%
Public Telephony		96	15%		115	18%	(16)%
Wholesale		120	18%		88	14%	36%
Other Revenue		3	0%		4	0%	(18)%
Total	Ps.	655	100%	Ps.	645	100%	2%

Total revenues for the first six months ended June 30, 2010 were Ps.1,291 million, an increase of 1% over revenue of Ps.1,282 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

Second Quarter 2010 Results

	6M10		Weight %	6M09		Weight %	D%
Residential	Ps.	486	38%	Ps.	468	36%	4%
Commercial		361	28%		393	31%	(8)%
Public Telephony		194	15%		227	18%	(15)%
Wholesale		244	19%		188	15%	30%
Other Revenue		6	0%		6	0%	(2)%
Total	Ps.	1,291	100%	Ps.	1,282	100%	1%

Residential
Residential revenues represented 39% of the total during 2Q10, compared with 36% in 2Q09. Revenues in the residential business segment reached Ps.256 million, an increase of 11% or Ps.26 million in comparison to Ps.230 million recorded in 2Q09.

The Ps.26 million increase in revenues was mainly the effect of:

1.	higher usage charges by approximately Ps.8 million, due to higher calling party pays usage;
2.	higher recurrent charges by approximately Ps.18 million, driven mostly by data and TV products.

However, and partially offsetting this increase, installation charges decreased by Ps.1 million.

For the six months ended June 30, 2010, revenues from the residential business totaled Ps.486 million, or a 4% increase in comparison to the Ps.468 million registered in the same period 2009.

ARPU (average revenue per unit) for the residential business for 2Q10 was Ps.212 which is 7% less than the Ps.228 recorded in 2Q09.

Residential RGU per customer increased to 1.7 in 2Q10 from 1.6 in 2Q09.

Commercial
Commercial revenues represented 28% of the total during 2Q10, compared to 32% registered in 2Q09. Revenues in the Commercial Business reached Ps.180 million, a decrease of 13% in comparison to Ps.208 million recorded in 2Q09.

The 13% or Ps.28 million decrease in revenues during 2Q10 is mainly explained by a decrease in recurrent charges, as well as the decrease in calling party pays usage, however that was partially offset by an increase in non recurrent charges.

For the six months ended June 30, 2010, revenues from the commercial business totaled Ps.361 million, an 8% decrease in comparison to the Ps.393 million registered in the same period 2009.

ARPU of the commercial business for 2Q10 reached Ps.762 which is 9% lower than the Ps.836 recorded in 2Q09.

In addition, RGU per commercial customer increased to 18.4 in 2Q10 from 16.8 in 2Q09.

Public Telephony
Public Telephony represented 15% of total revenues during 2Q10. Revenues in this business unit totaled Ps.96 million, a decrease of 16% when compared to Ps.115 million in 2Q09. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and the overall economic environment.

For the six months ended June 30, 2010, revenues from the public telephony business totaled Ps.194 million, a 15% decrease in comparison to the Ps.227 million registered in the same period 2009.

Wholesale
In 2Q10, Wholesale revenues increased by 36% to reach Ps.120 million, in comparison to the Ps.88 million registered during the same period in the previous year. The increase in the Wholesale business revenues was mainly driven by higher traffic volume.

For the six months ended June 30, 2010, revenues from the Wholesale business totaled Ps.244 million, a 30% increase in comparison to the Ps.188 million registered in the same period 2009.

Other Revenue
Other revenues contributed marginally and reached Ps.3 million, similar to Ps.4 million registered in 2Q09. For the six months ended June 30, 2010, other revenues totaled Ps.6 million, similar to the Ps.6 million registered in the same period 2009.

Second Quarter 2010 Results

Network Operation Cost

Network Operation Costs in 2Q10 increased by 2% or Ps.6 million to reach Ps.292 million in comparison to Ps.286 million in 2Q09. This increase was mainly due to a 5% or Ps.12 million increase in network operating services and a 17% or Ps.1 million in installation expenses. However and partially offsetting this increase, technical expenses decreased by 18% or Ps.6 million.

The Ps.12 million increase in network operating services was driven by calling party pays interconnection charges of Ps.32 million; this increase was partially offset by lower:

1.	Long distance interconnection costs of Ps.19 million;
2.	Public telephony and internet service costs of Ps.1 million;

The Ps.6 million decrease in technical expenses was related to maintenance and utilities’ costs.

For the six months ended June 30, 2010 network operation costs totaled Ps.578 million, a 1% decrease when compared to the Ps.581 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.201 million in 2Q10, 2% or Ps.3 million over the Ps.198 million reported in the same period of 2009. The Ps.3 million increase was mainly driven by higher marketing, leases, office supplies and external advisors expenses. These increases were partially offset by lower salaries, external commissions and bad debt expenses.

For the six months ended June 30, 2010 SG&A expenses totaled Ps.392 million, 1% above Ps.390 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2Q10 was Ps.162 million, similar to Ps.161 million registered in the same period of last year. EBITDA Margin was 24.7% during the period, almost equal to 25.0% in 2Q09. For the six months ended June 30, 2010, EBITDA amounted to Ps.321 million, a 3% increase in comparison to the Ps.312 million recorded in the same period of 2009. EBITDA margin for the six months of 2010 was 24.9%, a slight increase over the 24.3% registered in the same period of 2009.

Adjusted EBITDA for 2Q10 was Ps.164 million, 1% higher than Ps.162 million in the same period of last year. Adjusted EBITDA Margin was 25.0% during the period, similar to 25.2% in 2Q09. For the six months ended June 30, 2010, Adjusted EBITDA amounted to Ps.323 million, a 3% increase in comparison to the Ps.314 million recorded in the same period of 2009. Adjusted EBITDA margin for the first six months of 2010 was 25.0%, slightly over the 24.5% registered during the same period of 2009.

Operating Income

The Company recorded an operating loss for 2Q10 of Ps.10 million which compares favorably with an operating loss of Ps.21 million for the same period of 2009. For the six months ended June 30, 2009 the company reported an operating loss of Ps.26 million, in comparison to operating loss of Ps.47 million reported in the same period last year.

Depreciation charges during the quarter were Ps.172 million, a 6% decrease when compared to Ps.182 million reported during 2Q09.

Comprehensive Financial Result

During the quarter, the Company registered a comprehensive financial result of Ps.49 million, a Ps.38 million increase when compared to Ps.11 million in the same period of 2009.

	2Q10	2Q09	ΔPs.	D%
Interest Expense	77	71	6	8%
Interest (Income)	(1)	(2)	1	N.A.
Exchange Rate (Gain) Loss – Net	(28)	(58)	30	N.A.
Total	49	11	38	N.A.

The higher comprehensive financial result was a consequence of higher interest expense of Ps.6 million, and lower exchange rate gain when compared to the same period last year due to the peso exchange rate movements during the quarter.

Second Quarter 2010 Results

For the six months ended June 30, 2010, comprehensive financial result for the Company reached Ps.65 million, compared to the Ps.148 million recorded in the same period of 2009.

Taxes

The Company did not record any deferred income tax provisions during the quarter. During 2Q09 the Company recorded deferred income tax provisions of Ps.21 million.

Net Income

The Company posted a net loss during 2Q10 of Ps.74 million, in comparison to a net loss of Ps.64 million reported in the same period of 2009. For the six months ended June 30, 2010, the Company registered a net loss of Ps.131 million in comparison to the net loss of Ps.179 million recorded in the same period of 2009.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended June 30, 2010	Quarter Ended June 30, 2009
Resources from Operations and Working Capital	142	(55)
CAPEX	(197)	(229)
Free Cash Flow	(55)	(284)
Financing Activities	(107)	(139)
Cash and Cash Equivalents at the Start of the Period	841	1,630
Cash and Cash Equivalents at the End of the Period	679	1,207

Millions of Pesos	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Resources from Operations and Working Capital	272	292
CAPEX	(351)	(536)
Free Cash Flow	(79)	(244)
Financing Activities	(229)	(140)
Cash and Cash Equivalents at the Start of the Period	987	1,591
Cash and Cash Equivalents at the End of the Period	679	1,207

Capital Expenditures

Capital Expenditures during the period totaled Ps.197 million, lower than the Ps.229 million recorded in 2Q09. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the six months ended June 30, 2010, capital expenditures reached Ps.351 million, in comparison to the Ps.536 million recorded in the same period of 2009.

Indebtedness

At June 30, 2010 the Company reported its Indebtedness level at Ps.2,546 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.0 times and the Net Debt to EBITDA is at 2.9 times.

Second Quarter 2010 Results

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:
Antonia Gutiérrez
Mexico City, Mexico
(52 55) 4770-1170
antonia.gutierrez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Second Quarter 2010 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of June 30,
	2009		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps	1,206,679	Ps	678,772
		1,206,679		678,772
Accounts receivable:
Customers, net of allowance		722,151		754,903
Value added tax refundable		164,623		198,120
Other sundry debtors		96,494		70,597
		983,268		1,023,620

Inventory		26,159		22,005
Prepaid expenses		26,472		34,026
Total current assets		2,242,578		1,758,423

Frequency rights, net		63,195		56,153
Telephone network systems and equipment, net		4,809,215		4,924,620
Pre-operating expenses, net		40,666		-
Intangible assets, net		250,794		208,100
Financial instruments		55,439		79,298
Deposits		8,420		7,502
Deferred taxes		188,977		229,828
Prepaid expenses long term		12,952		8,095
Other assets		6,357		2,151

Total assets	Ps	7,678,593	Ps	7,274,170

LIABILITIES
CURRENT LIABILITIES:
Interest payable		12,726		12,200
Accounts payable and accrued expenses		517,835		499,916
Notes payable		2,453		675
Customers deposits		2,337		2,266
Hedging valuation		263		-
Payroll and other taxes payable		55,439		64,559
Total current liabilities		591,053		579,616

LONG-TERM LIABILITIES:
Senior notes		2,640,460		2,531,340
Notes payable		-		1,350
Other accounts payable		51,070		52,736
Pensions and post-retirement obligations		26,545		36,985
Other long term liabilities		46,034		40,743
Long Term Liabilities		2,764,109		2,663,154
Total liabilities	Ps	3,355,162	Ps	3,242,770

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		817,444		811,054
Accumulated deficit		(1,705,230)		(2,046,911)
Net profit (loss) for the period		(178,843)		(130,676)
Share repurchase program		(20,184)		(12,311)
Total shareholders' equity	Ps	4,323,431	Ps	4,031,400

Total liabitilies and equity	Ps	7,678,593	Ps	7,274,170

Second Quarter 2010 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,						6 months ended June 30,
	2009		%	2010		%	2009		%	2010		%

TOTAL REVENUES	Ps.	644,644	100%	Ps.	655,191	100%	Ps.	1,282,192	100%	Ps.	1,290,937	100%

Network operating services		246,643	38%		258,643	39%		503,958	39%		518,643	40%
Technical expenses		36,167	6%		29,782	5%		71,425	6%		52,397	4%
Installation expenses		2,985	0%		3,504	1%		5,577	0%		6,694	1%
Cost of network operation		285,795	44%		291,929	45%		580,960	45%		577,734	45%

GROSS PROFIT		358,849	56%		363,262	55%		701,232	55%		713,203	55%

Selling, general and administrative expense		197,521	31%		201,223	31%		389,565	30%		392,119	30%

EBITDA		161,328	25%		162,039	25%		311,667	24%		321,084	25%

Depreciation and amortization		182,013			171,618			358,200			347,262

Operating income (loss)		(20,685)			(9,579)			(46,533)			(26,178)

Comprehensive (income) cost of financing:
Interest expense		71,770			77,354			150,384			163,411
Interest (income) loss, net		(2,234)			(675)			(5,232)			(13,277)
Exchange (income) loss, net		(58,289)			(27,837)			2,416			(85,144)
		11,247			48,842			147,568			64,990

Other (Income) Expense		10,970			15,467			26,164			39,508

INCOME (LOSS) BEFORE TAXES		(42,902)			(73,888)			(220,265)			(130,676)

Taxes:
Defered Income Tax		20,710			-			(41,422)			-
Total tax		20,710			-			(41,422)			-

NET INCOME (LOSS)	Ps.	(63,612)		Ps.	(73,888)		Ps.	(178,843)		Ps.	(130,676)

Adjusted EBITDA		162,209			163,612			313,558			323,188
% of revenue adjusted EBITDA		25%			25%			24%			25%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		829,337			833,631			829,337			833,631

Earnings per share basic		(0.08)			(0.09)			(0.23)			(0.17)
Earnings per share diluted		(0.08)			(0.09)			(0.22)			(0.16)

Second Quarter 2010 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,				6 months ended June 30,
	2009		2010		2009		2010

Operating Activities:
Income before taxes	Ps.	(42,903)	Ps.	(73,889)	Ps.	(220,267)	Ps.	(130,676)

Items without cash flow		78,663		211,941		496,978		468,717
Cash flow from income/loss before taxes		35,760		138,052		276,711		338,041

Cash flow from:
Accounts receivables		27,229		(32,664)		(5,948)		(58,346)
Inventory		10,987		(4,065)		14,717		(5,630)
Accounts payables		(150,479)		30,882		3,003		(31,298)
Other assets and liabilities		21,166		8,990		3,532		28,703
Cash flow from operation activities		(91,097)		3,143		15,304		(66,571)

Net cash flow from operating activities		(55,337)		141,195		292,015		271,470

Cash flow from:
Telephone network systems and equipment, net		(228,899)		(171,545)		(466,441)		(300,814)
Other intangible assets		-		(25,000)		(70,000)		(50,000)
Cash flow from capital expeditures		(228,899)		(196,545)		(536,441)		(350,814)

Cash in excess/(required) to be used in financing activities		(284,236)		(55,350)		(244,426)		(79,344)

Cash flow from :
Senior notes		-		38,540		-		(80,400)
Vendor financing		(828)		2,025		(1,901)		2,025
Additional paid in capital		881		1,574		1,001		2,488
Other financing activities		(139,505)		(149,445)		(139,400)		(153,340)
Cash flow from financing activities		(139,452)		(107,306)		(140,300)		(229,227)

Increase (decrease) in cash and temporary investments		(423,688)		(162,657)		(384,726)		(308,571)

Cash and cash equivalents at beginning of the period		1,630,367		841,429		1,591,405		987,343
Cash and cash equivalents at the end of the period	Ps.	1,206,679	Ps.	678,772	Ps.	1,206,679	Ps.	678,772